UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
_______________________

Date of Report: February 28, 2011

CEMEX, S.A.B. de C.V.

(Exact name of Registrant as specified in its charter)

CEMEX PUBLICLY TRADED STOCK CORPORATION WITH VARIABLE CAPITAL

 (Translation of Registrant's name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

Av. Ricardo Margáin Zozaya #325, Colonia Valle del Campestre
                    Garza García, Nuevo León, México 66265

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X        Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____                No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

N/A

Media Relations Jorge Pérez (52-81) 8888-4334 mr@cemex.com	Investor Relations Eduardo Rendón (52-81) 8888-4256 ir@cemex.com	Analyst Relations Luis Garza (52-81) 8888-4136 ir@cemex.com

CEMEX ANNOUNCES PRIVATE AGREEMENT TO EXCHANGE A
PORTION OF ITS OUTSTANDING PERPETUAL DEBENTURES
FOR NEW 9.25% U.S. DOLLAR NOTES DUE 2020

•	Exchange expected to result in CEMEX reducing its financial obligations by approximately U.S.$41 million

MONTERREY, MEXICO, FEBRUARY 25, 2011– CEMEX, S.A.B. de C.V. (“CEMEX”) (NYSE: CX), announced today that it had entered into a private agreement with an institutional investor providing for the investor to exchange €119,350,000.00 (equivalent to U.S.$ 162,423,415.00 at an exchange rate of €1.3609 per U.S.$1.00) aggregate principal amount of 6.277% Fixed-to-Floating Rate Callable Perpetual Debentures (ISIN: XS0300179198; Common Code: 030017919) issued by C-10 EUR Capital (SPV) Limited and held by the investor (including accrued interest thereon) for U.S.$125,331,000.00 aggregate principal amount of new 9.25% U.S. Dollar-Denominated Senior Secured Notes due 2020 (the “Notes”) to be issued by CEMEX España, S.A., acting through its Luxembourg branch, and guaranteed by CEMEX, CEMEX México, S.A. de C.V., and New Sunward Holding B.V. The settlement date for the exchange is expected to be on or before March 4, 2011. This exchange is expected to result in CEMEX reducing its financial obligations by approximately U.S.$41 million (calculated at an exchange rate of €1.3609 per U.S.$1.00).

The Notes will share the same collateral that secures the obligations under CEMEX’s Financing Agreement, dated August 14, 2009, as amended, and other obligations having the benefit of such collateral. The exchange is being effected in reliance upon the exemption from U.S. securities law registration provided by Regulation S, and after the expiration of the “40-day distribution compliance period” within the meaning of Rule 903 of Regulation S, the Notes are expected to bear CUSIP number E28087AA7 (the CUSIP number corresponding to the Regulation S tranche of the 9.25% U.S. Dollar-Denominated Senior Secured Notes due 2020 issued on May 12, 2010).

The Notes and the guarantees thereof have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the "Securities Act"), or any state securities laws, and they may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act. This press release does not constitute an offer to sell or the solicitation of an offer to buy securities in any jurisdiction in which such an offer or sale would be unlawful.

###

This press release contains forward-looking statements and information that are necessarily subject to risks, uncertainties, and assumptions. No assurance can be given that the offerings described herein will be consummated or as to the terms of any such offering. CEMEX assumes no obligation to update or correct the information contained in this press release.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, CEMEX, S.A.B. de C.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CEMEX, S.A.B. de C.V.
(Registrant)

Date:	February 28, 2011	By:	/s/ Rafael Garza
Name: Rafael Garza
Title: Chief Comptroller